                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                   PRECIS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    740184106
           --------------------------------------------------------
                                 (CUSIP Number)

                               RANDEL THOMAS DUNN
                         4900 RICHMOND SQUARE, SUITE 202
                          OKLAHOMA CITY, OKLAHOMA 73112
                                 (405) 848-0684
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  APRIL 4, 2002
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Check the following box if a fee is being paid with the statement [_].

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 4 Pages



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CUSIP No. 740184106
          ---------


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 (1) NAMES OF REPORTING PERSONS.

     Randel T. Dunn
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
     Not applicable                                        (b)  / /
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS*
     (See Instructions) PF
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 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

     Not applicable
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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Number of Shares              (7) SOLE VOTING POWER
 Beneficially Owned                 2,750
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    Not applicable
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    902,750
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    Not applicable
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     902,750
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(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     Not applicable
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.7%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     (See Instructions) IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D relates to the Common Stock of Precis, Inc., an Oklahoma corporation ("Precis" or "Issuer"). The principal executive offices of Precis are located at 2040 North Highway 360, Grand Prairie, Texas 75050.

ITEM 2.  IDENTITY AND BACKGROUND.

Randel T. Dunn is an individual with a business address at 4900 Richmond Square, Suite 202, Oklahoma City, Oklahoma. Mr. Dunn is a certified public accountant and owner of Dunn & Stone, a general partnership. During the last five years Mr. Dunn has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to two Warrant Agreements, each dated April 4, 2002 (the "Warrant Agreements"), with Paul A. Kruger, Mr. Dunn has the right to purchase 800,000 and 100,000 shares of common stock, $.01 par value, of Precis, Inc. owned by Paul A. Kruger on or before December 31, 2010. The purchase price per share is $.50. Mr. Kruger is Chairman of the Board of Precis, Inc. and a greater than 10% shareholder of Precis, Inc. The foregoing summary of the Warrant Agreements is qualified in its entirety by reference to the copy of the Warrant Agreements attached hereto as Exhibits 1 and 2, respectively, and are incorporated by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price of the shares of common stock to be acquired pursuant to the Warrant Agreements will be paid in cash, unless Mr. Kruger agrees to accept a promissory note, or a combination of cash and promissory note. In the event a promissory note is delivered in payment of the exercise price, the note will be paid either from liquid assets (sale of publicly held stocks) or cash reserves held by Mr. Dunn. Furthermore, the purchase price may be paid from proceeds from sale of the shares of common stock pursuant to registration under the Securities Act of 1933, as amended (the "Securities Act"). The 2,750 shares of common stock owned by Mr. Dunn prior to acquiring the Warrant Agreements were purchased in the open market using available liquid funds of Mr. Dunn and were not purchased on margin or by the use of any borrowings.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) The purpose for acquiring the Warrant Agreements is to acquire the 800,000 and 100,000 shares of common stock of Precis, Inc. underlying the Warrant Agreements and that are owned of record by Mr. Kruger. It is anticipated that the shares of common stock following purchase by Mr. Dunn (pursuant to exercise of rights under the Warrant Agreements) will be sold in the open market, either pursuant to registration under the Securities Act and applicable state securities laws, or in private sale transactions pursuant to available registration exemptions under the Securities Act and applicable state securities laws. Mr. Dunn does not have any current plans to purchase additional shares of common stock of Precis, Inc.

(b) through (i) Not applicable.

(j) Other than as described above, Mr. Dunn currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) Pursuant to the Warrant Agreements, Mr. Dunn has the right to purchase 900,000 shares of common stock of Precis, Inc. from Mr. Kruger and Mr. Dunn owns 2,750. In the aggregate Mr. Dunn is the beneficial owner of 902,750 shares of common stock of Precis, Inc. that in the aggregate represent 7.7% of the outstanding shares of common


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stock of Precis, Inc. based on the number of securities outstanding as contained in its Annual Report on Form 10-KSB for the year ended December 31, 2002, filed with the Commission on March 20, 2002. With respect to the 2,750 shares owned by Mr. Dunn, he has sole voting and disposition powers. The rights of Mr. Dunn under the Warrant Agreements do not provide any voting rights with respect to the 900,000 shares of common stock purchasable upon exercise of the rights under the Warrant Agreements, all voting rights are held by Mr. Kruger as the record owner of the shares and will continue to be held by Mr. Kruger until the purchase rights under the Warrant Agreements are exercised. However, Mr. Dunn has sole disposition powers attributable to the Warrant Agreements and exercise of the purchase rights under the Warrant Agreements. Until exercise of the purchase rights under the Warrant Agreements, Mr. Kruger will continue to hold voting and disposition powers attributable to the 900,000 shares purchasable under the Warrant Agreements, but will not have any disposition powers respecting the Warrant Agreements.

(c)  Not applicable.

(d) Until exercise of the purchase rights under the Warrant Agreements by Mr. Dunn, Paul A. Kruger will continue to receive and the power to direct receipt of dividends from, and proceeds from sale of the 900,000 shares of common stock purchasable upon exercise of the purchase rights under the Warrant Agreements. Mr. Kruger is Chairman of the Board of Precis, Inc.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Warrant Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Dunn and any person or entity with respect to common stock of Precis, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

1. Warrant Agreement, dated April 4, 2002, by and among Randel T. Dunn and Paul A. Kruger, filed as Exhibit 1.

2. Warrant Agreement, dated April 4, 2002, by and among Randel T. Dunn and Paul A. Kruger, filed as Exhibit 2.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:   April 10, 2002
                                                        /s/ RANDEL T. DUNN
                                                        ----------------------
                                                            Randel T. Dunn



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